                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            PEOPLE'S BANCSHARES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00001093362
                                -----------------
                                 (CUSIP Number)

                                Robert F. Stoico
                         FIRSTFED AMERICA BANCORP, INC.
                                ONE FIRSTFED PARK
                   Swansea, Massachusetts 02777 (508) 679-8181
-------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box /__/.


                                                                SEC 300 (07-98)

                                   SCHEDULE 13D


CUSIP No. 00001093362                                  Page  2  of  12  Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             FIRSTFED AMERICA BANCORP, INC.     04-3331237

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /__/
             N/A                                                (b) /__/

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
             WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)N/A                                       /__/

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------

      NUMBER OF        7   SOLE VOTING POWER
                             659,197*
       SHARES       ------------------------------------------------------------

    BENEFICIALLY       8   SHARED VOTING POWER
                                0
      OWNED BY      ------------------------------------------------------------

   EACH REPORTING      9   SOLE DISPOSITIVE POWER
                             659,197*
      PERSON        ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
       WITH                     0
  ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             659,197*

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    /__/
             N/A

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             20.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             CO

--------------------------------------------------------------------------------
      *Beneficial ownership of 647,197 shares of common stock reported hereunder is so being reported solely as a result of the stock option agreement described in item 4 hereof. The option granted pursuant to such stock option agreement has not yet become exercisable. FIRSTFED AMERICA BANCORP, INC. expressly disclaims beneficial ownership of such shares.

Item 1.           Security and Issuer.
                  -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.10 per share, of People's Bancshares, Inc., a Massachusetts corporation (the "Company"), the principal executive offices of which are located at 545 Pleasant Street, New Bedford, Massachusetts 02740.

Item 2.           Identity and Background.
                  -----------------------

      (a)-(c) and (f) This Schedule 13D is being filed by FIRSTFED AMERICA BANCORP, INC. ("FIRSTFED"), a Delaware corporation, which is the holding company for First Federal Savings Bank of America (the "Bank"). FIRSTFED's principal business is directing the business of the Bank. The principal office of FIRSTFED is located at ONE FIRSTFED PARK, Swansea, Massachusetts 02777. The names of the directors and executive officers of FIRSTFED and their respective business addresses and present principal occupation or employment as well as the names, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

      (d)-(e) Neither FIRSTFED, nor to the best of its knowledge, any of the persons listed in Schedule I hereto has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither FIRSTFED, nor to the best of its knowledge, any of the persons listed in Schedule I hereto has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

      As more fully described in Item 4, the Company has granted to FIRSTFED an option pursuant to which FIRSTFED has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to an aggregate of 647,197 shares of the common stock, par value $0.10 per share of People's Bancshares, Inc. ("People's Common Stock") (subject to adjustment in certain circumstances) at a price per share equal to $22.00 (the "Option Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of People's Common Stock without giving effect to any shares subject to or issued pursuant to the Option. (Certain terms of the Option are summarized in Item 4.)

      If the Option were exercisable and FIRSTFED were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $14,238,334. It is currently anticipated that such funds would be derived from working capital.

      Subject to market conditions and developments with respect to the Merger (as defined below), FIRSTFED may purchase shares of People's Common Stock in the open market or in privately negotiated transactions.

Item 4.           Purpose of Transaction.
                  -----------------------

      (a)-(j) The Company is merging with and into FIRSTFED pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

      The Merger Agreement. The Company and FIRSTFED have entered into an
      --------------------
Agreement and Plan of Merger, dated as of October 1, 2001 (the "Merger Agreement"), pursuant to which the Company will be merged with and into FIRSTFED (the "Merger"), with FIRSTFED being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of People's Common Stock will be converted into the right to receive at the election of the holder, (i) $22.00 in cash without interest or
(ii) (x) 1.2644 shares of FIRSTFED common stock if the Average Closing Price (as defined in the Merger Agreement) is less than $20.88, or (y) if the Average Closing Price is $20.88 or more, the result obtained by dividing (A) $26.40 by
(B) the Average Closing Price (the "Exchange Ratio").

      In the event that any additional shares of People's Common Stock are either (i) issued or otherwise become outstanding after the date of the Option Agreement (as defined below) (other than pursuant to the Option Agreement) or
(ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Option Agreement, then the number of shares of People's Common Stock subject to the Option shall be increased or decreased, as appropriate, so that after such issuance, such number equals 19.9% of the number of shares of People's Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. As of the Effective Time, each share of People's Common Stock held directly or indirectly by FIRSTFED, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

      As a result of the Merger, the Company will cease to exist as a separate legal entity.

      The Merger is subject to various regulatory approvals, the approval of the respective stockholders of the Company and FIRSTFED and the satisfaction of other terms and conditions set forth in the Merger Agreement.

      The Option Agreement. In connection with the Merger Agreement, FIRSTFED
      --------------------
and the Company entered into a Stock Option Agreement, dated as of October 1, 2001 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted FIRSTFED an Option to purchase, subject to adjustments in certain circumstances, up to an aggregate of 697,147 fully paid and nonassessable shares of People's Common Stock, at a price per share equal to the Option Price; provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of People's Common Stock without giving effect to any shares subject to or issued pursuant to the Option.

      Subject to applicable law and regulatory restrictions, FIRSTFED may exercise the Option, in whole or in part, and from time to time, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below) and FIRSTFED is not in material breach of the agreements or covenants contained in the Option Agreement, provided that FIRSTFED shall have sent the written notice of such exercise (as required by the Option Agreement) within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

      As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

            (i) The Company or any of its Subsidiaries (each a "Company Subsidiary"), without having received FIRSTFED's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than FIRSTFED or any of its Subsidiaries (each an "FIRSTFED Subsidiary") or the Board of Directors of the Company shall have recommended that the stockholders of the Company approve or accept any Acquisition Transaction with any person other than the Company or a Company Subsidiary. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (A) a merger or consolidation, or any similar transaction, involving the Company or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of the Company (B) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Company or any Significant Subsidiary of the Company, (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of the Company, or (D) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, -------- ------- purchase or similar transaction involving only the Company and one or more of its Subsidiaries or involving only two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement.

            (ii) The Company or any Company Subsidiary, without having received FIRSTFED's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, an Acquisition Transaction with any person other than FIRSTFED or a FIRSTFED Subsidiary, or the Board of Directors of the Company shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to FIRSTFED, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement;

            (iii) Any person, other than FIRSTFED, any FIRSTFED Subsidiary or any Company Subsidiary acting in a fiduciary capacity in the ordinary course of its business, shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of People's Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

            (iv) Any person other than FIRSTFED or any FIRSTFED Subsidiary shall have made a bona fide proposal to the Company or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

            (v) After a proposal is made by a third party to the Company or its stockholders to engage in an Acquisition Transaction, the Company shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle FIRSTFED to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

            (vi) Any person other than FIRSTFED or any FIRSTFED Subsidiary, other than in connection with a transaction to which FIRSTFED has given its prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or other federal or state bank regulatory or antitrust authority for approval to engage in an Acquisition Transaction.

      As defined in the Option Agreement, "Subsequent Triggering Event" means either of the following events or transactions occurring after the date of signing the Option Agreement:

            (i) The acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of People's Common Stock; or

            (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (C) shall be 25%.

      As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger (as defined in the Merger Agreement); (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by FIRSTFED pursuant to Section 6.1(e) of the Merger Agreement (unless the breach by the Company giving rise to such right is non-volitional).

      As provided in the Option Agreement, in the event that FIRSTFED is entitled to and wishes to exercise the Option, it shall send to the Company a written notice (the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of People's Common Stock it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board, the OTS or any other regulatory agency is required in connection with such purchase, FIRSTFED shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

      Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event an Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, FIRSTFED, subject to the express provisions of the Option Agreement, may assign in whole or in part its rights and obligations thereunder within 90 days following such Subsequent Triggering Event (or for such longer period as provided in the Option Agreement); provided, however, that until the date 15 days following the date on which the Federal Reserve Board or the OTS, as applicable, approves an application by FIRSTFED to acquire the shares of People's Common Stock subject to the Option, FIRSTFED may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on FIRSTFED's behalf or (iv) any other manner approved by the Federal Reserve Board or the OTS, as applicable.

      In the event of any change in, or distributions in respect of, People's Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, stock combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of People's Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of People's Common Stock purchasable upon exercise of the Option and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the People's obligations hereunder.

      At any time within 90 days after the occurrence of a Repurchase Event (as defined below) (i) following a request of the Holder, delivered prior to an Exercise Termination Event, the Company

(or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such longer period as provided in the Option Agreement), the Company shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

      A "Repurchase Event" will be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving the Company or any purchase, lease or other acquisition of all or a substantial portion of the assets of the Company, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the provisos to the Option Agreement or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of People's Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

      "Market/offer price" means the highest of (i) the price per share of People's Common Stock at which a tender or exchange offer has been made, (ii) the price per share of People's Common Stock to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for shares of People's Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial portion of the Company's assets or deposits, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Company as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Company, divided by the number of shares of Common Stock of the Company outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Company.

      In the event that prior to an Exercise Termination Event, the Company shall enter into an agreement (i) to consolidate with or merge into any person, other than FIRSTFED or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than FIRSTFED or one of its Subsidiaries, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of People's Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of People's Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or
(iii) to sell or otherwise transfer all or substantial all of its assets to any person, other than FIRSTFED or one of its Subsidiaries, then, in each such case, the agreement governing such transaction must make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

      FIRSTFED may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by FIRSTFED) to the Company in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that FIRSTFED may not exercise its rights pursuant to the Option Agreement if the Company has repurchased the Option (or any portion thereof) or any Option Shares pursuant to the Option Agreement. The "Surrender Price" will be equal to $3,000,0000 (i) plus, if applicable, FIRSTFED's purchase price paid with respect to any Option Shares being so surrendered and (ii) minus, if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by FIRSTFED pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (2) FIRSTFED's purchase price of such Option Shares and (B) the net cash amounts, if any, received by FIRSTFED pursuant to an arms' length sale of any portion of the Option to any unaffiliated party.

      Copies of the Option Agreement and the Merger Agreement are filed as exhibits to FIRSTFED's Form 8-K filed on October 2, 2001 and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

      Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, FIRSTFED may purchase shares of Common Stock in the open market or in privately negotiated transactions.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

      (a) FIRSTFED may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, FIRSTFED may exercise the Option only upon the happening of one or more events, none of which has occurred. See
Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 19.9% of the currently outstanding People's Common Stock (after giving effect to the issuance of such Option Shares). FIRSTFED has no right to vote or dispose of the shares of People's Common Stock subject to the Option unless and until such time as the Option is exercised. FIRSTFED expressly disclaims beneficial ownership of such shares.

            Additionally, FIRSTFED owns 12,000 shares of People's Common Stock.

      (b) If FIRSTFED were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of People's Common Stock covered thereby.

            Additionally, FIRSTFED has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 12,000 shares of People's Common Stock.

      (c) FIRSTFED acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

      To the best knowledge of FIRSTFED, FIRSTFED and none of the persons listed in Schedule I hereto has effected any transactions in People's Common Stock during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.           Contracts, Arrangements, Understandings, or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Company.
                  ------------------------------------

      Except as described in Item 4 and Item 5 hereof, neither FIRSTFED nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding proxies.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

1. Agreement and Plan of Merger, dated October 1, 2001, by and between FIRSTFED AMERICA BANCORP, INC. and People's Bancshares, Inc. (filed as
      Exhibit 2.1 to FIRSTFED AMERICA BANCORP, INC.'s current report on Form 8-K filed October 2, 2001 and incorporated herein by reference).

2. Stock Option Agreement, dated as of October 1, 2001, between People's Bancshares, Inc., issuer, and FIRSTFED AMERICA BANCORP, INC., grantee (filed as Exhibit 10.1 to FIRSTFED AMERICA BANCORP, INC.'s current report on Form 8-K filed October 2, 2001 and incorporated herein by reference).

                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRSTFED AMERICA BANCORP, INC.



Date: October 5, 2001               By: /s/ Robert F. Stoico
                                        ------------------------------
                                        Robert F. Stoico
                                        Chairman, President and Chief
                                        Executive Officer

                                  Schedule I

      Directors and Executive Officers of FIRSTFED AMERICA BANCORP, INC.
      ------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of FIRSTFED AMERICA BANCORP, INC. are set forth below. Unless otherwise indicated, all persons are citizens of the United States.


NAME                     BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                     ----------------                   --------------------

Robert F. Stoico         ONE FIRSTFED PARK                  Chairman of the Board of Directors, President and Chief
                         Swansea, Massachusetts 02777       Executive Officer of FIRSTFED AMERICA BANCORP,
                                                            INC. and Director, President and Chief Executive Officer
                                                            of First Federal Savings Bank of America.

Richard W. Cederberg     ONE FIRSTFED PARK                  Director of FIRSTFED AMERICA BANCORP, INC. and
                         Swansea, Massachusetts 02777       First Federal Savings Bank of America.

John S. Holden, Jr.      ONE FIRSTFED PARK                  Director of FIRSTFED AMERICA BANCORP, INC. and
                         Swansea, Massachusetts 02777       First Federal Savings Bank of America. Mr. Holden is the
                                                            Chairman of the Board, Chief Executive Officer and
                                                            Treasurer of Automatic Machine Products Co.

Gilbert C. Oliveria      ONE FIRSTFED PARK                  Director of FIRSTFED AMERICA BANCORP, INC.  Mr.
                         Swansea, Massachusetts 02777       Oliveria is President and Treasurer of Gilbert C. Oliveria
                                                            Insurance Agency, Inc.

Paul A. Raymond, DDS     ONE FIRSTFED PARK                  Director of FIRSTFED AMERICA BANCORP, INC. and
                         Swansea, Massachusetts 02777       First Federal Savings Bank of America.  Dr. Raymond is
                                                            a dentist.

Thomas A. Rodgers, Jr.   ONE FIRSTFED PARK                  Director of FIRSTFED AMERICA BANCORP, INC.
                         Swansea, Massachusetts 02777       Mr. Rogers is President and Chief Executive Officer of
                                                            Rodgers Family Foundation.

Anthony L. Sylvia        ONE FIRSTFED PARK                  Director of FIRSTFED AMERICA BANCORP, INC. and
                         Swansea, Massachusetts 02777       First Federal Savings Bank of America.  Mr. Sylvia is the
                                                            President and Treasurer of The Baker Manufacturing Co.


Edward A. Hjerpe, III    ONE FIRSTFED PARK                  Chief Operating Officer and Chief Financial Officer of
                         Swansea, Massachusetts 02777       FIRSTFED AMERICA BANCORP, INC. and First
                                                            Federal Savings Bank of America.

Kevin J. McGillicuddy    ONE FIRSTFED PARK                  Executive Vice President of FIRSTFED AMERICA
                         Swansea, Massachusetts 02777       BANCORP, INC. and Executive Vice President -- Director
                                                            of Mortgage Banking of First Federal Savings Bank of
                                                            America.

Frederick R. Sullivan    ONE FIRSTFED PARK                  Executive Vice President of FIRSTFED AMERICA
                         Swansea, Massachusetts 02777       BANCORP, INC. and Executive Vice President -- Director
                                                            of Banking of First Federal Savings Bank of America.

